UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

The 2007 Annual General Meeting of Shareholders (the “AGM”) of CDC
Corporation (the “Company”) was held at 33/F Citicorp Centre, 18 Whitfield
Road, Causeway Bay, Hong Kong on Thursday, November 15, 2007, at 11:00 a.m.
(HKT).  The meeting had been adjourned to such date and time pursuant to the
Company’s Amended and Restated Articles of Association because a quorum was not present at the meeting of shareholders held on Thursday, November 8, 2007.

The AGM was attended by representatives from The Bank of New York, the
Company’s transfer agent and inspector of elections for the AGM.  The meeting was presided by Dr. Raymond Ch’ien, chairman of the Board of Directors of the
Company.

The following matters were considered and passed at the AGM:

1. Mr. Thomas M. Britt, III, and Mr. Cheung Yue Wang, Fred were elected as Class II Directors of the Company to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2010;

2. The Company’s audited financial statements and the reports of the
Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2006 were ratified by shareholders.

3. The selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2006 and authorization of the Audit Committee of the Board of Directors to set their remuneration were ratified by the shareholders;

4. An amendment of Article 179 to the Company’s Amended and Restated
Articles of Association to permit the Company’s Board of Directors to declare dividends of assets without shareholder approval was approved;

5. An amendment to the 2005 Stock Incentive Plan to increase the maximum aggregate number of the Company’s Class A common shares available for award thereunder by an additional 10,000,000, and to reserve an additional 10,000,000
Class A common shares for issuance in connection with such increase, was approved;

6. No other matters came before the General Meeting for shareholder action.

Exhibit  Description

1.01     Press release dated October 31, 2007.
         CDC Software Introduces New Marketing Automation Solution to Measure
         Marketing Campaign Effectiveness

1.02     Press release dated November 5, 2007
         CDC Games Provides Update on Key Performance Metrics for October

1.03     Press release dated November 7, 2007
         China.com Signs Advertising Contract with China’s Leading Online
         Games Developer

1.04     Press release dated November 8, 2007
         CDC Software Customer Improves Manufacturing Performance with CDC
         Factory and Wins Ventana Research 2007 Performance Management
         Leadership Award

1.05     Press release dated November 12, 2007
         CDC Games Achieves Major Success in Shutdown of Illegal Pirate Server
         Operator

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 15, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated October 31, 2007 -- CDC Software Introduces New Marketing Automation Solution to Measure Marketing Campaign Effectiveness
1.02	Press release dated November 5, 2007 -- CDC Games Provides Update on Key Performance Metrics for October
1.03	Press release dated November 7, 2007 -- China.com Signs Advertising Contract with China’s Leading Online Games Developer
1.04	Press release dated November 8, 2007 -- CDC Software Customer Improves Manufacturing Performance with CDC Factory and Wins Ventana Research 2007 Performance Management Leadership Award
1.05	Press release dated November 12, 2007 -- CDC Games Achieves Major Success in Shutdown of Illegal Pirate Server Operator